SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)


                                 AMENDMENT NO. 5



                                    NWH, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   6385601025
         --------------------------------------------------------------
                                 (CUSIP Number)



                               Jeffrey S. Lambert
                        Strome Investment Management L.P.
                         100 Wilshire Blvd., 15th Floor
                            Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)



                                  May 13, 2003
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP NO. 6385601025               SCHEDULE 13D              PAGE 2 OF 12
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Strome Investment Management, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        #95-4450882
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 50,500
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                50,500

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,500

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          PN, IA

--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 6385601025               SCHEDULE 13D               PAGE 3 OF 12
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SSCO, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        95-4450883
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 50,500
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                50,500

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,500

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO, HC

--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 6385601025               SCHEDULE 13D              PAGE 4 OF 12
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Mark E. Strome

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 50,500
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                50,500

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,500

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN, HC

--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 6385601025               SCHEDULE 13D               PAGE 5 OF 12
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        John P. Francis

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 50,500
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                50,500

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          50,500

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN, HC

--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 6385601025               SCHEDULE 13D               PAGE 6 OF 12
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Strome Hedgecap Fund, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        95-4385662

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 6,300
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                6,300

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,300

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          PN

--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 6385601025               SCHEDULE 13D               PAGE 7 OF 12
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Strome Hedgecap Limited
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 4,200
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                4,200

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,200

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .1%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 6385601025               SCHEDULE 13D               PAGE 8 OF 12
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Strome Offshore Limited
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 40,000
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                40,000

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,000

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.4%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO. 6385601025               SCHEDULE 13D               PAGE 9 OF 12
----------------------------                           -------------------------

INTRODUCTION

      This Amendment No. 5 relates to the Schedule 13D filed on behalf of (i) Strome Hedgecap Fund, L.P., a Delaware limited partnership, (ii) Strome Investment Management, L.P., a registered investment adviser and sole investment advisor to SHCF, (iii) SSCO, Inc., as sole general partner of SIM and (iv) Mark
E. Strome, a settlor and trustee of The Mark E. Strome Living Trust, dated January 16, 1997, as the controlling shareholder of SSCO, Inc., (collectively, the "Reporting Persons") with the Securities and Exchange Commission on October 1, 2001, as amended by Amendment No. 1 filed on January 25, 2002, Amendment No. 2 filed on August 8, 2002, Amendment No. 3 filed on October 16, 2002 and Amendment No. 4 filed on February 14, 2003 (the "Schedule 13D"). Items 1, 2 and 5 of the Schedule 13D are amended and supplemented as follows:

ITEM 1.     SECURITY AND ISSUER.

The number of issued and outstanding shares of Common Stock as of March 12, 2003, was 2,920,100 according to the Company's Form 10-Q for the quarter ended January 31, 2003.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) Strome Offshore Limited ("SOFF") is an additional "Reporting Person" for purposes of the Amendment No. 5 with respect to shares of Stock held or beneficially owned by the corporation.

      Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

(b) The business address for SOFF is 100 Wilshire Blvd., 15th Floor, Santa Monica, California 90401.

(c) The business of SOFF is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account.

(d) SOFF has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) SOFF has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   SOFF is a Cayman Islands corporation.

----------------------------                           -------------------------
CUSIP NO. 6385601025               SCHEDULE 13D              PAGE 10 OF 12
----------------------------                           -------------------------

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Persons have the following interests in the securities of the Company:

      (i) SHCF beneficially owns 6,300 shares of Common Stock and is the beneficial owner of .2% of the Common Stock.

      (ii) SHL beneficially owns 4,200 shares of Common Stock and is the beneficial owner of .1% of the Common Stock.

      (iii) SOFF beneficially owns 40,000 shares of Common Stock and is the beneficial owner of 1.4% of the Common Stock.

      (iv) SIM, as the sole investment advisor to SHCF and as discretionary investment adviser of SOFF, beneficially owns 50,500 shares of Common Stock and is the beneficial owner of 1.7% of the Common Stock.

      (v) Francis, as the portfolio manager of SIM, beneficially owns 50,500 shares of Stock and is the beneficial owner of 1.7% of the Common Stock.

      (vi) SSCO, as the general partner of SIM, beneficially owns 50,500 shares of Stock and is the beneficial owner of 1.7% of the Common Stock.

      (vii) Strome, as a settlor and trustee of The Mark E. Strome Living Trust dated January 16, 1997, which trust is the controlling shareholder of SSCO, beneficially owns 50,500 shares of Common Stock and is the beneficial owner of 1.7% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 1.7% of the Common Stock.

(b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

                SHCF      SHL      SOFF      SIM     FRANCIS    SSCO     STROME
                ----      ---      ----      ---     -------    ----     ------

SOLE POWER        0        0         0        0         0         0        0
TO VOTE/
DIRECT VOTE

SHARED POWER    6,300    4,200    40,000    50,500   50,500    50,500    50,500
TO VOTE/
DIRECT VOTE

SOLE POWER        0        0         0        0         0         0        0
TO DISPOSE/
DIRECT
DISPOSITION

----------------------------                           -------------------------
CUSIP NO. 6385601025               SCHEDULE 13D              PAGE 11 OF 12
----------------------------                           -------------------------

SHARED POWER    6,300    4,200    40,000    50,500   50,500    50,500    50,500
TO DISPOSE/
DIRECT
DISPOSITION

(c) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that:

      (1) On April 2, 2003, (i) SHCF purchased 6,000 shares of Common Stock on the open market, at a price of $16.87 per share, and (ii) SHL purchased 4,000 shares of Common Stock on the open market, at a price of $16.87 per share.

      (2) On April 15, 2003, (i) SHCF purchased 1,200 shares of Common Stock on the open market, at a price of $16.05 per share, and (ii) SHL purchased 800 shares of Common Stock on the open market, at a price of $16.05 per share.

      (3) On May 2, 2003, (i) SHCF sold 600 shares of Common Stock on the open market, at a price of $16.59 per share, and (ii) SHL sold 400 shares of Common Stock on the open market, at a price of $16.59 per share.

      (4) On May 6, 2003, (i) SHCF sold 300 shares of Common Stock on the open market, at a price of $16.61 per share, and (ii) SHL sold 200 shares of Common Stock on the open market, at a price of $16.61 per share.

      (5) On May 13, 2003, (i) SHCF sold 141,000 shares of Common Stock on the open market, at a price of $15.40 per share, (ii) SHL sold 94,000 shares of Common Stock on the open market, at a price of $15.40 per share and (iii) SOFF purchased 40,0000 shares of Common Stock on the open market at $15.40 per share.

(e) The Reporting Persons ceased to be five percent (5%) beneficial owners of the shares of Common Stock as of May 13, 2003.

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            May 14, 2003

Strome Investment Management, L.P.
By:  SSCO, Inc., general partner


By: /s/ Jeffrey S. Lambert
    -------------------------
    Jeffrey S. Lambert
    Chief Operating Officer

----------------------------                           -------------------------
CUSIP NO. 6385601025               SCHEDULE 13D              PAGE 12 OF 12
----------------------------                           -------------------------

SSCO, Inc.

By: /s/ Jeffrey S. Lambert
    -------------------------
    Jeffrey S. Lambert
    Chief Operating Officer


Mark E. Strome

By:  /s/ Jeffrey S. Lambert
     ----------------------


STROME HEDGECAP FUND, L.P.
By:  Strome Investment Management, L.P., General Partner
     By its general partner, SSCO, Inc.

By: /s/ Jeffrey S. Lambert
    -------------------------
    Jeffrey S. Lambert
    Chief Operating Officer



Strome Hedgecap Limited

By: /s/ Jeffrey S. Lambert
    -------------------------
    Jeffrey S. Lambert
    Director



Strome Offshore Limited

By: /s/ Jeffrey S. Lambert
    -------------------------
    Jeffrey S. Lambert
    Director



John P. Francis

By: /s/ John P. Francis
    -------------------
    John P. Francis